United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-182394).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the six months ended June 30, 2013.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2012 (File No. 001-16269), filed with the Securities and Exchange Commission on April 30, 2013 (our “2012 Form 20-F”).

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include together with the forward-looking statements themselves a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including statements concerning the Proposed KPN Offer (as defined below) and statements relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	statements about our future economic performance or that of Mexico or other countries in which we currently operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate or into which we may expand;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2012 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

You should evaluate any statements made by us in light of these important factors.

AMÉRICA MÓVIL

We provide telecommunications services in 18 countries. We are the largest provider of wireless communications services in Latin America, based on the number of subscribers, with the largest market share in Mexico and the third-largest in Brazil, in each case based on the number of subscribers. We also have major fixed-line operations in Mexico, Brazil, Colombia and 11 other countries. The table below provides a summary of the principal businesses we conduct and the principal brand names we use in each country where we operated as of June 30, 2013.

Country	Principal Brands	Principal Businesses
Mexico	Telcel	Wireless
	Telmex	Fixed line
Argentina	Claro	Wireless, Fixed line
Brazil	Claro	Wireless, Pay TV
	Embratel	Fixed Line, Pay TV
	Net	Pay TV
Chile	Claro	Wireless, Fixed line, Pay TV
Colombia	Claro	Wireless, Fixed line, Pay TV
Costa Rica	Claro	Wireless, Pay TV
Dominican Republic	Claro	Wireless, Fixed line, Pay TV
Ecuador	Claro	Wireless, Fixed line, Pay TV
El Salvador	Claro	Wireless, Fixed line, Pay TV
Guatemala	Claro	Wireless, Fixed line, Pay TV
Honduras	Claro	Wireless, Fixed line, Pay TV
Nicaragua	Claro	Wireless, Fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless, Pay TV
Peru	Claro	Wireless, Fixed line, Pay TV
Puerto Rico	Claro	Wireless, Fixed line, Pay TV
Uruguay	Claro	Wireless, Fixed line
United States	TracFone	Wireless
	Simple Mobile	Wireless

The following table sets forth, as of June 30, 2013 and 2012, the number of our wireless subscribers and our revenue generating units (“RGUs”) in the countries in which we operate. RGUs consist of fixed lines, broadband accesses and cable or direct-to-home Pay TV units. The table includes total subscribers and RGUs of all of our consolidated subsidiaries, without adjustment where our equity interest is less than 100%. The table reflects the geographic segments that we use in our consolidated financial statements, including the following: (a) Southern Cone refers to Argentina, Chile, Paraguay and Uruguay; (b) Andean Region refers to Ecuador and Peru; and (c) Central America and Caribbean refers to Costa Rica, Dominican Republic, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Puerto Rico.

	As of June 30,
	2012	2013
	(in thousands)
Wireless subscribers:
Mexico	68,120	71,965
Brazil	62,966	66,472
Colombia	29,375	27,805
Southern Cone	27,089	27,804
Andean Region	23,311	22,912
Central America and Caribbean	19,631	22,046
United States	21,337	23,038

Total wireless subscribers	251,829	262,042

RGUs:
Mexico	22,732	22,381
Brazil	26,287	30,757
Colombia	3,891	4,497
Southern Cone	1,411	1,641
Andean Region	990	1,208
Central America and Caribbean	5,918	6,315

Total RGUs	61,229	66,799

Our principal operations are described below. Unless otherwise indicated, we operate in all of our geographic segments under the Claro brand.

•

Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the name Telcel, is the largest provider of wireless telecommunications services in Mexico, based on the number of subscribers.

•	Mexico Fixed Line. Our subsidiary Teléfonos de México, S.A.B. de C.V., is the largest nationwide provider of fixed-line telecommunications services in Mexico.

•

Brazil. Our subsidiaries operating under the unified brand name Claro together constitute one of the three largest providers of wireless services in Brazil, based on the number of subscribers. Our subsidiary Empresa Brasileira de Telecomunicações S.A. (“Embratel”), together with its subsidiaries, is one of the leading providers of telecommunications services in Brazil, and our subsidiary Net Serviços de Comunicação, S.A. (“Net Serviços”) is the largest cable television operator in Brazil. Each of Embratel and Net Serviços operates under its own brand. Together they offer triple-play services in Brazil, with a cable television network that passed 17.6 million homes as of June 30, 2013.

•

Colombia. We provide wireless services in Colombia, where we are the largest wireless service provider, based on the number of subscribers. We also provide fixed-line telecommunications and Pay TV services. As of June 30, 2013, our network passed 6.6 million homes.

•

Southern Cone. We provide wireless services in Argentina, Paraguay, Uruguay and Chile. We also provide fixed-line telecommunications services in Argentina, Chile and Uruguay. In Chile and Paraguay, we offer nationwide Pay TV services.

•

Andean Region. We provide wireless services in Peru and Ecuador. We also provide fixed-line telecommunications and Pay TV services in Peru, where our network passed 1.0 million homes, and Ecuador, where our network passed 0.5 million homes, as of June 30, 2013.

•

Central America. We provide fixed-line telecommunications, wireless and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. We also provide wireless and Pay TV services in Panama in Costa Rica.

•

United States. Our subsidiary TracFone Wireless Inc. (“TracFone”) is engaged in the sale and distribution of no-contract wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It operates under the TracFone and Simple Mobile brands.

•

Caribbean. We provide fixed-line telecommunications, wireless and Pay TV services in the Dominican Republic and Puerto Rico, where we are the largest telecommunications services providers, based on the number of subscribers.

RECENT DEVELOPMENTS

The information presented below concerns recent developments since the filing of our 2012 Form 20-F through the date of this report on Form 6-K.

New Telecommunications Bill in Mexico

In April 2013, a bill aimed at enhancing and promoting investment in telecommunications and broadcasting in Mexico was approved by both chambers of the Mexican Congress. The final bill was approved by the legislatures of the majority of the states of Mexico, signed into law by the Mexican President and published in the Official Gazette. It entered into force on June 12, 2013. The bill will require extensive implementation, including further congressional legislation, the establishment of new institutions and the adoption of new regulatory measures. For more information, see “Item 3—Risk Factors—Risks Relating to Our Operations” and “Item 4—Information on the Company—Recent Developments” in our 2012 Form 20-F.

Acquisition of CIE’s Media and Advertising Unit

Pursuant to our agreement with Corporación Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”) in April 2013, we acquired 100% of the shares of Corporación de Medios Integrales, S.A. de C.V. (“CMI”). Prior to the acquisition, CMI held the media and advertising business in the commercial segment at CIE.

Acquisition of Start Wireless Group

On May 20, 2013, our subsidiary TracFone entered into an agreement to acquire substantially all of the assets of Start Wireless Group, Inc. (“Start Wireless”). Start Wireless is a mobile virtual network operator in the United States that provides services to approximately 1.4 million customers and offers, among other services, prepaid voice plans, messaging and data. The completion of the transaction is subject to certain regulatory approvals and conditions customary in this type of transaction, and is expected to occur during the third quarter of 2013.

Acquisition of 10.8% Interest in Shazam

On July 8, 2013, we acquired 10.8% of the capital stock of Shazam Entertainment Limited (“Shazam”). We also entered into a strategic alliance with Shazam for business development in the Americas. Shazam is a media-engagement company with 350 million users in 200 countries.

Tender Offer for KPN

We currently own 29.77% of the outstanding ordinary shares of Koninklijke KPN N.V. (“KPN”), the leading Dutch provider of telecommunications and ICT (information and communications technology) services. We have announced our intention to make a tender offer in cash for all of KPN’s ordinary shares that we do not already own (the “Proposed KPN Offer”).

In recent years, we have been exploring opportunities to expand our operations to other regions outside the Americas in order to achieve geographical diversification and create attractive long-term returns for our shareholders. Our current minority ownership of KPN represented our first investment outside of the Americas. More than a year after our initial investment in KPN, our objective is to acquire a majority stake in KPN. Holding a majority stake in KPN would allow us to facilitate greater operational cooperation and co-ordination between us and KPN, to exploit all areas for potential partnerships and to realize synergy potential for both companies. We intend to provide significant support for KPN’s plans in a rapidly changing environment in Europe so that both companies benefit from their respective experiences in the sector.

In February 2013, we had entered into a relationship agreement with KPN which, among other provisions, granted us the ability to designate two individuals for election to KPN’s Supervisory Board. We terminated that relationship agreement on July 29, 2013 and do not currently have any agreement with KPN relating to our ownership of its shares or any representation on KPN’s Supervisory Board, although the two individuals designated by us continue to serve on KPN’s Supervisory Board.

On August 9, 2013, we announced our intention to make (directly or through a wholly-owned subsidiary) a voluntary tender offer in cash for all of KPN’s issued and outstanding ordinary shares at a price of €2.40 per share (the “Offer Price”).

The KPN Preference Shares B Foundation (Stichting Preferente Aandelen B KPN or the “KPN Foundation”) is an independent legal entity established in 1994 with the statutory goal, according to its articles of association, of protecting KPN’s interests (which includes the interests of stakeholders, such as customers, shareholders and employees) by, among others things, protecting KPN from influences that may threaten the continuity, independence or identity of KPN. On August 29, 2013, the board of the KPN Foundation announced that it had exercised a call option to acquire a number of preference shares representing almost 50% of the voting shares of KPN, stating that our proposed offer constitutes a threat of the kind referred to in its charter. Our interest in the voting equity of KPN was reduced to 14.86% of the total issued capital as a result of the issuance of the preference shares to the KPN Foundation.

We are evaluating the implications of the KPN Foundation’s action. We have stated that if it maintains its current position and seeks to prevent the Proposed KPN Offer from proceeding, we are prepared to withdraw from making our offer.

Under Dutch law, before we may submit the Proposed KPN Offer to KPN’s shareholders, we must have the means available to fund payment of the Offer Price and obtain the approval of the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, “AFM”) for an offer memorandum to be used in making the offer. On August 20, 2013, we entered into a credit facility regarding the financing of the Proposed KPN Offer. On August 22, 2013, we submitted a draft offer memorandum for the Proposed KPN Offer to the AFM.

In accordance with Dutch law, we will determine what conditions will apply to the Proposed KPN Offer at the time the Proposed KPN Offer is formally made to shareholders of KPN. We currently expect the principal conditions to include the tender of sufficient KPN shares so that following settlement of the Proposed KPN Offer, we would hold, directly or indirectly, shares representing a majority of the voting rights exercisable in a general meeting of shareholders of KPN. The Proposed KPN Offer will be subject to other conditions. We may make undertakings in connection with the Proposed KPN Offer regarding the future conduct of the business.

Under Dutch law, the Supervisory Board and the Board of Management of KPN are required to give their position with respect to the Proposed KPN Offer, but neither has yet done so.

According to disclosure published by KPN, most of KPN’s outstanding debt obligations are subject to provisions under which, if there is a ratings downgrade following a change of control, such obligations are subject to redemption at the holder’s option. KPN’s outstanding hybrid debt securities are subject to provisions under which, if there is a ratings downgrade following a change in control, the interest rate increases by 5% unless KPN offers to purchase its outstanding senior debt.

The specific amount of funding required for the Proposed KPN Tender Offer, if successful, will depend upon the number of KPN shares we acquire. If all holders were to accept the Offer Price, the financing required would be approximately €7.2 billion. We have secured the necessary funds to fully finance payment of the Offer Price for all ordinary shares of KPN that we do not already own by entering into a credit facility, subject to customary conditions, with reputable global financial institutions regarding the full financing of the Proposed KPN Offer.

Proposed Sale of E-Plus by KPN

On July 23, 2013, KPN announced that it had entered into an agreement for the sale (the “E-Plus Disposition”) of its German subsidiary, E-Plus Mobilfunk GmbH & Co. KG (“E-Plus”), to Telefónica Deutschland Holding AG (“Telefónica Deutschland”). The consideration originally provided for under the agreement was subsequently increased, and now consists of €5.0 billion in cash and a 20.5% stake in Telefónica Deutschland. Additionally, as part of the E-Plus Disposition, KPN is to provide a call option to Telefónica to acquire up to a 2.9% stake in Telefónica Deutschland from KPN, only exercisable one year after completion of the transaction. These terms have been approved by the Supervisory Board and the Board of Management of KPN, the board of directors of Telefónica and the management board of Telefónica Deutschland. The agreement is subject to approval by shareholders and antitrust authorities. We have agreed with Telefónica to vote in favor of the E-Plus Disposition on the improved terms at the extraordinary general meeting of shareholders of KPN convened for such purpose on October 2, 2013. The Proposed KPN Offer is not contingent on the E-Plus Disposition.

According to published disclosures of KPN, E-Plus provides customers in Germany with multi-brand mobile telecommunication services, offering prepaid and postpaid services targeted at multiple market segments, and it is the third largest mobile provider in Germany by number of subscribers and fourth largest by service revenue. According to Telefónica Deutschland, if the E-Plus Disposition is completed, the resulting company would have 43 million customers.

The E-Plus Disposition, if completed, will substantially alter KPN’s business, and consequently, data regarding KPN’s historical performance would not fully reflect KPN’s business going forward. According to published KPN data, KPN’s Germany segment generated, for the six months ended June 30, 2013, €1,563 million in revenue and other income, or 26.7% of KPN’s revenue and other income, and €470 million of EBITDA, or 23.2% of KPN’s EBITDA, and, for the year ended December 31, 2012, €3,404 million in revenue and other income, or 26.8% KPN’s revenue and other income, and €1,290 million of EBITDA, or 28.5% of KPN’s EBITDA.

Background on KPN

The information contained in this section has been extracted from documents available through KPN’s website, particularly the English-language investor relations section of that website found at: http://www.kpn.com/corporate/aboutkpn/Investor-Relations.htm. We are not incorporating that information in this document by reference. We did not participate in the preparation of that website or the documents that it links to, and KPN has not provided us with access to their management, internal documentation or auditors for the purpose of verifying the information on the website or in those documents. As a result, we cannot assure you of the accuracy or completeness of that information.

KPN is the leading telecommunications and ICT provider in the Netherlands, offering fixed and mobile telephony, fixed and mobile broadband internet and Pay TV to retail customers. KPN is also a market leader in the Netherlands in ICT services, infrastructure and network related ICT solutions to business customers, including other telecommunications operators. In Germany and Belgium, KPN pursues a challenger strategy and offers mobile telephony products and services to retail customers through E-Plus and KPN Group Belgium, respectively. KPN also provides wholesale network services to third parties and operates an IP-based infrastructure for international wholesale customers through iBasis.

In the Netherlands, KPN operates fixed and mobile networks, and as the incumbent telecommunications provider is the only operator of fixed copper infrastructure with nationwide coverage in the Netherlands. KPN is also deploying in the Netherlands an FttH (fiber to the home) network through its joint venture, Reggefiber Group B.V. (“Reggefiber”), and an FttO (fiber to the office) network, which it owns and operates directly, to further strengthen its fixed network strategy and support its retail and business offerings. In addition, KPN recently acquired 15 blocks of frequency licenses in the 800MHz, 900MHz, 1800MHz, 2.1GHz and 2.6GHz bands for a total of 120MHz of frequency licenses for 17 years in a spectrum auction in the Netherlands. This spectrum package enables KPN to continue its existing 2G and 3G services, and introduce new services, such as 4G, which is intended to support its market leading position in the Dutch market.

As of March 31, 2013, KPN served 37.1 million mobile customers and had 3.8 million fixed line voice connections, 2.9 million broadband internet connections, 1.8 million Pay TV connections and 24,647 full-time employees.

KPN’s revenues, operating profit and net cash flow from operations and investment activities are presented below:

	For the six months ended June 30,		For the year ended December 31,
	2013	2012	2012	2011
	(€ in millions)
Revenues and other income	5,846	6,383	12,708	13,163
Operating profit	618	1,210	1,820	2,549
Profit for the period	248	640	693	1,549
Net cash flow from operations	1,212	1,346	3,007	4,003
Net cash flow from (used in) investing activities	(2,431)	(1,146)	(2,133)	(1,986)

KPN’s borrowings and total assets are presented below:

	As of June 30, 2013	As of December 31, 2012
	(€ in millions)
Borrowings (non-current liabilities)	11,720	12,369
Borrowings (current liabilities)	2,428	1,527
Total assets	26,483	22,301

OPERATING AND FINANCIAL REVIEW AS OF JUNE 30, 2013 AND FOR THE

SIX MONTHS ENDED JUNE 30, 2012 AND 2013

The following is a summary and discussion of our financial position as of June 30, 2013 and our results of operations for the six months ended June 30, 2012 and 2013. The following discussion should be read in conjunction with our unaudited interim condensed consolidated financial statements as of June 30, 2013 and for the six months ended June 30, 2013 and 2012, filed with the SEC on September 3, 2013 (our “Interim Financial Statements”), and our audited annual consolidated financial statements as of December 31, 2012 and for the three years then ended, which are included in our 2012 Form 20-F.

In the opinion of our management, the unaudited condensed consolidated interim financial data discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under IFRS as issued by the IASB made in our audited annual consolidated financial statements included in our 2012 Form 20-F, except for the adoption of certain new standards and interpretations effective as of January 1, 2013. In particular, we applied International Accounting Standard No. 19 (revised), “Employee Benefits” (“IAS 19R”), which modifies existing IFRS on the recognition of changes in the defined benefit obligation and plan assets for employee benefits by, among other things, eliminating the corridor approach related to the recognition of certain actuarial items. Accordingly, the initial application of IAS 19R resulted in the recognition of unamortized actuarial losses in “other comprehensive income items” included under “Equity” in our consolidated financial data as of December 31, 2012 and June 30, 2013 presented in the following tables. These modifications were retrospectively applied to financial information for 2012 included in this summary and discussion, resulting in the restatement of our unaudited condensed consolidated financial data as of December 31, 2012 and for the six months ended June 30, 2012. For more information, see Note 2(b) to our Interim Financial Statements.

Results of operations for the six months ended June 30, 2013 are not necessarily indicative of results to be expected for the full year.

Condensed Consolidated Financial Data of América Móvil

The following tables set forth our unaudited condensed consolidated financial data for the six months ended June 30, 2012 and 2013 and as of December 31, 2012 and June 30, 2013.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience, using the exchange rate of Ps.13.1884 to U.S.$1.00, which was the rate reported by Banco de México at June 30, 2013, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or the “Official Gazette”). You should not construe these translations or any other currency translations included herein as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate used or indicated.

	For the six months ended June 30,
	2012	2013
	(in thousands of Mexican pesos)		(in millions of U.S. dollars)
	(restated)	(unaudited)	(unaudited)
	(unaudited)
Income Statement Data
Operating revenues:
Mobile voice services	Ps. 144,702,679	Ps. 133,283,636	U.S.$	10,106
Fixed voice services	63,906,216	56,907,078		4,315
Mobile data services	65,260,647	77,649,540		5,888
Fixed data services	42,145,690	42,203,492		3,200
Pay TV	28,230,143	29,874,998		2,265
Other services	39,991,403	47,840,850		3,627

Total operating revenues	384,236,778	387,759,594		29,401

Operating costs and expenses:
Cost of sales and services	166,820,131	175,422,592		13,301
Commercial, administrative and general expenses	80,917,397	81,556,612		6,184
Other expenses	1,569,601	1,920,419		146
Depreciation and amortization	51,853,940	49,645,423		3,764

Total operating costs and expenses	301,161,069	308,545,046		23,395

Operating income	83,075,709	79,214,548		6,006
Interest income	3,147,578	2,673,376		203
Interest expense	(12,368,102)	(13,534,048)		(1,026)
Exchange gain (loss), net	3,193,618	(6,484,435)		(492)
Valuation of derivatives and other financial items, net	(7,745,996)	(2,051,738)		(156)
Equity interest in net income (losses) of associated companies	(64,070)	662,963		50

Profit before income tax	69,238,737	60,480,666		4,585
Income tax	23,284,907	19,329,651		1,466

Net profit for the period	45,953,830	41,151,015		3,119

Net profit for the period attributable to:
Equity holders of the parent	45,689,027	41,063,843		3,113
Non-controlling interests	264,803	87,172		6

	Ps. 45,953,830	Ps. 41,151,015	U.S.$	3,119

	As of December 31, 2012	As of June 30, 2013
	(in thousands of Mexican pesos)		(in millions of U.S. dollars) (unaudited)
	(restated) (unaudited)	(unaudited)
Balance Sheet Data
Total current assets	Ps.209,131,239	Ps.204,357,076	U.S.$	15,496
Total non-current assets	775,472,796	778,465,766		59,027

Total assets	984,604,035	982,822,842		74,523

Total current liabilities	252,858,677	297,313,821		22,544
Long-term debt	404,048,282	401,066,085		30,411
Deferred taxes	5,309,295	6,249,696		474
Deferred revenues	1,100,195	1,203,212		91
Employee benefits	66,439,339	62,612,451		4,748
Total liabilities	729,755,788	768,445,265		58,268
Equity:
Capital stock	96,414,841	96,399,715		7,309
Retained earnings:
Prior periods	119,962,470	147,590,071		11,191
Profit for the period	90,980,853	41,063,843		3,114

Total retained earnings	210,943,323	188,653,914		14,305
Other comprehensive income items	(61,797,616)	(79,527,807)		(6,030)

Equity attributable to equity holders of the parent	245,560,548	205,525,822		15,584
Non-controlling interests	9,287,699	8,851,755		671

Total equity	254,848,247	214,377,577		16,255

Total liabilities and equity	Ps.984,604,035	Ps.982,822,842	U.S.$	74,523

Consolidated Results of Operations for the Six Months Ended June 30, 2013 and 2012

Our operations outside Mexico account for a significant portion of our revenues, and currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating revenues and operating costs and expenses, we include a discussion of the change in the different components of our revenues and cost and expenses between periods at constant exchange rates (i.e., using the same exchange rate to translate the local-currency results of our international operations for both periods). We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

Operating Revenues

Total operating revenues for the first six months of 2013 increased by 0.9%, or Ps.3.5 billion, over the first six months of 2012. At constant exchange rates, total operating revenues for the first six months of 2013 increased by 8.1%, or Ps.30.9 billion, over the first six months of 2012. This increase was principally attributable to increases in revenues from our mobile data and Pay TV services, partially offset by a decrease in revenues from our mobile voice and fixed voice services.

Mobile Voice—Mobile voice revenues for the first six months of 2013 decreased by 7.9%, or Ps.11.4 billion, from the first six months of 2012. At constant exchange rates, mobile voice revenues for the first six months of 2013 decreased by 1.2% from the first six months of 2012. This decrease was principally due to a reduction in long-distance interconnection rates and by promotions that provided larger amounts of bonus minutes.

Fixed Voice—Fixed voice revenues for the first six months of 2013 decreased by 11.0%, or Ps.7.0 billion, from the first six months of 2012. At constant exchange rates, fixed voice revenues for the first six months of 2013 decreased by 5.1% from the first six months of 2012. The decrease was principally due to a reduction in traffic, reductions in interconnection rates that were mandated by regulatory bodies, and promotions that provided larger amounts of bonus minutes.

Mobile Data—Mobile data revenues for the first six months of 2013 increased by 19%, or Ps.12.4 billion, over the first six months of 2012. At constant exchange rates, mobile data revenues for the first six months of 2013 increased by 26.4% over the first six months of 2012. The increase was principally due to increased use of services such as SMS messaging, web browsing and machine-to-machine services, as well as content downloading on handsets, tablets and notebooks. Mobile data represented 20.0% of our operating revenues for the first six months of 2013, compared to 17.0% for the first six months of 2012.

Fixed Data—Fixed data revenues for the first six months of 2013 increased by 0.1%, or Ps.0.1 billion, from the first six months of 2012. At constant exchange rates, fixed data revenues for the first six months of 2013 increased by 7.8% over the first six months of 2012. The increase was principally attributable to growth of residential-subscriber and broadband services, including growth of corporate data services, as well as growth in subscribers to our triple-play service packages.

Pay TV—Pay TV revenues for the first six months of 2013 increased by 5.8%, or Ps.1.6 billion, over the first six months of 2012. At constant exchange rates, Pay TV revenues for the first six months of 2013 increased by 20.3% over the first six months of 2012. The increase was principally due to triple-play service packages.

Other Services—Revenues from other services for the first six months of 2013 increased by 19.6%, or Ps.7.8 billion, over the first six months of 2012. At constant exchange rates, revenues from other services for the first six months of 2013 increased by 24.4% over the first six months of 2012. This increase primarily reflects the growth in the number of handsets, accessories and computers sold as a result of the acquisition of new prepaid and postpaid subscribers.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for the first six months of 2013 increased by 5.2% over the first six months of 2012, representing 45.2% of operating revenues compared to 43.4% of operating revenues for the first six months of 2012. The Ps.8.6 billion increase for the first six months of 2013 principally reflects increases in both cost of services and cost of equipment, as explained below. At constant exchange rates, cost of sales and services for the first six months of 2013 increased by 13.1% over the first six months of 2012.

Cost of services increased by 3.4%, or Ps.3.9 billion, to Ps.118.4 billion for the first six months of 2013 from Ps.114.5 billion for the first six months of 2012. This increase was principally due to increased content charges as a result of the growth in our Pay TV business, increased costs to support the growth in our mobile data business and higher royalty payments, higher network maintenance and expansion, real estate leasing, energy costs, as well as the higher costs of our value-added services. At constant exchange rates, cost of services for the first six months of 2013 increased by 12.2% over the first six months of 2013.

Cost of equipment increased by 8.9%, or Ps.4.7 billion, to Ps.57.0 billion for the first six months of 2013 from Ps.52.3 billion for the first six months of 2012. This increase primarily reflects higher costs of handsets offered to acquire new customers and to larger subsidies on these handsets, as well as the fact that handsets are now being offered as part of triple play packages, with even larger subsidies.

Commercial, administrative and general expenses—Commercial, administrative and general expenses for the first six months of 2013 increased by 0.8%, or Ps.0.6 billion, over the first six months of 2012. This increase principally reflects higher costs for advertising and customer-care centers, including an expansion of physical customer-care centers and call-center services, as well as higher costs of commissions for distributors. As a percentage of operating revenues, commercial, administrative and general expenses for the first six months of 2013 was 21.0% compared to 21.1% for the first six months of 2012. At constant exchange rates, commercial, administrative and general expenses for the first six months of 2013 increased by 8.5% over the first six months of 2012.

Depreciation and amortization—Depreciation and amortization for the first six months of 2013 decreased by 4.3%, or Ps.2.2 billion, from the first six months of 2012. As a percentage of revenues, depreciation and amortization for the first six months of 2013 decreased slightly to 12.8% compared to 13.5% for the first six months of 2012.

Operating Income

Operating income for the first six months of 2013 decreased by 4.6%, or Ps.3.9 billion, from the first six months of 2012. Operating margin (operating income as a percentage of operating revenues) for the first six months of 2013 was 20.4% compared to 21.6% for the first six months of 2012. This decrease in our operating margin for the first six months of 2013 was due principally to higher subscriber acquisition costs, increased content charges for our Pay TV business, higher royalty expenses and increased costs to support the growth of our business, particularly our mobile data business.

Non-Operating Items

Net Interest Expense—Net interest expense (interest expense less interest income) for the first six months of 2013 increased by 17.8%, or Ps.1.6 billion, over the first six months of 2012, attributable to a higher level of net debt.

Exchange Gain (Loss), Net—We recorded a net exchange loss of Ps.6.5 billion for the first six months of 2013, compared to a net exchange gain of Ps.3.2 billion for the first six months of 2012. The net exchange loss in the first six months of 2013 was primarily attributable to the depreciation of the Mexican peso against various currencies, particularly the U.S. dollar and the Brazilian real.

Valuation of Derivatives and Other Financial Items, Net—The net change in valuation of derivatives and other financial items represented a loss of Ps.2.1 billion for the first six months of 2013, compared to a loss of Ps.7.7 billion for the first six months of 2012. This item principally reflected changes in the fair value of the derivative instruments we use to hedge against exchange rate risk on our indebtedness.

Income Tax—Our effective rate of provisions for corporate income tax as a percentage of profit before income tax was 32% for the first six months of 2013, compared to 33.6% for the first six months of 2012. Our effective tax rate differs from the Mexican statutory rate of 30%, principally because (a) in Mexico, for tax purposes we recognize a taxable gain attributable to the effects of inflation on our financial liabilities and (b) our operations outside Mexico are taxed separately in each jurisdiction, at varying rates. The increase in the effective tax rate for the first six months of 2013 was primarily due to a higher level of taxable inflationary effects and to a higher share of taxable income of certain non-Mexican subsidiaries.

Net Profit

We recorded net profit of Ps.41.2 billion for the first six months of 2013, a decrease of 10.5%, or Ps.4.8 billion, from the first six months of 2012. This decrease primarily reflected lower operating income and higher interest expenses and exchange losses.

Segment Results of Operations for the Six Months Ended June 30, 2012 and 2013

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several countries in addition to the United States, including Ecuador and Puerto Rico.

	Mexican pesos per foreign currency unit (average for the period) for the six months ended June 30,
	2012	2013	% Change
Brazilian real	7.1271	6.1823	(13.3)
Colombian peso	0.0074	0.0069	(7.0)
Argentine peso	3.0178	2.4508	(18.8)
U.S. dollar	13.2678	12.5590	(5.3)

The tables below set forth operating revenues and operating income for each of our segments for the interim periods indicated.

	For the Six Months ended June 30, 2012
	Operating revenues	Operating income (loss)
		(Restated)
	(in millions of Mexican Pesos) (unaudited)
Mexico Wireless	Ps.88,398	Ps.40,855
Mexico Fixed	53,043	10,897
Brazil	109,064	7,600
Colombia	35,973	11,848
Southern Cone	30,427	4,831
Andean Region	20,548	6,445
Central America	11,322	(1,974)
United States	28,782	1,417
Caribbean	14,024	1,433
Eliminations	(7,344)	(276)

Total	Ps.384,237	Ps.83,076

	For the Six Months ended June 30, 2013
	Operating revenues	Operating income (loss)
	(in millions of Mexican Pesos) (unaudited)
Mexico Wireless	Ps.94,184	Ps.40,421
Mexico Fixed	52,633	10,308
Brazil	100,644	6,819
Colombia	36,197	10,982
Southern Cone	30,115	3,249
Andean Region	21,796	6,208
Central America	11,620	(576)
United States	37,762	(143)
Caribbean	12,590	2,092
Eliminations	(9,781)	(145)

Total	Ps.387,760	Ps.79,215

In the following discussion of our segment results of operations, we use certain operating measures that are defined below:

ARPU—average revenues per user. This measure analyzes revenues from mobile data and voice services. We calculate ARPU for a given period by dividing service revenues for such period on a local-currency basis by the simple average number of wireless subscribers for such period. The figure includes both prepaid and postpaid customers.

MOUs—average minutes of use per user. This measure analyzes usage of wireless services. We calculate MOUs by dividing total wireless traffic in a given period by the simple average number of wireless subscribers for such period.

Churn—This measure analyzes the rate at which customers disconnect from our services (wireless or fixed). We calculate churn rate as the total number of customer disconnections for a period divided by total subscribers at the beginning of such period. For wireless customers, postpaid subscribers are considered disconnected at the expiration of their contracts or earlier if they voluntarily discontinue service, and prepaid customers are considered disconnected following a specified period of time after they become delinquent, or a specified period after they cease using our service, so long as they have not activated a calling card or received traffic.

The following discussion addresses the financial performance of each of our operating segments by comparing results for the first six months of 2013 and 2012. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues). We also include percentage changes in adjusted segment operating revenues, percentage changes in adjusted segment operating income, and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (a) certain intersegment transactions, (b) the effects of exchange rate changes, and (c) revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.

Mexico Wireless

Mexico Wireless segment operating revenues for the first six months of 2013 increased by 6.5% over the first six months of 2012. Adjusted segment operating revenues increased by 5.5%. Mobile voice revenues for the first six months of 2013 decreased by 8.3% from the first six months of 2012, principally due to larger discounts and promotions for our customers. Mobile data revenues increased by 15.2% over the first six months of 2012, offsetting the decreases in mobile voice revenues and allowing operating revenues to increase slightly.

MOUs for the first six months of 2013 increased by 7.0% over the first six months of 2012. ARPU for the first six months of 2013 decreased by 4.4% from the first six months of 2012, principally as a result of larger discounts and promotions for our customers, such as prepaid airtime plans with bonus minutes. The wireless churn rate for our Mexican wireless operations for the first six months of 2013 decreased to 3.5% compared to 3.6% for the first six months of 2012.

Mexico Wireless segment operating income for the first six months of 2013 decreased by 1.1% from the first six months of 2012. Adjusted segment operating income increased by 1.8%. Segment operating margin was 42.9% for the first six months of 2013 and 46.2% for the first six months of 2012. Adjusted segment operating margin was 45.3% for the first six months of 2013 and 47.0% for the first six months of 2012. The decrease in segment operating margin for the first six months of 2013 was principally due to higher subscriber acquisition costs, such as higher handset subsidies, and an increase in the costs of mobile data services and value-added services.

Mexico Fixed

Mexico Fixed segment operating revenues for the first six months of 2013 decreased by 0.7% over the first six months of 2012. Adjusted segment operating revenues decreased by 2.5%. Fixed voice revenues for the first six months of 2013 decreased by 7.6% from the first six months of 2012, principally due to lower interconnection rates larger discounts and promotions for our customers. Fixed data revenues increased by 3.5% over the first six months of 2012, partially offsetting the decreases in fixed voice revenues. RGUs for the first six months of 2013 decreased by 1.3% from the first six months of 2012 to 22.4 million.

Mexico Fixed segment operating income for the first six months of 2013 decreased by 5.4% from the first six months of 2012. Adjusted segment operating income decreased by 3.3%. Segment operating margin was 19.6% for the first six months of 2013 and 26.7% for the first six months of 2012. Adjusted segment operating margin was 19.5% for the first six months of 2013 and 21.0% for the first six months of 2012. The decrease in segment operating margin for the first six months of 2013 was principally due to improvements to infrastructure, higher broadband maintenance and energy costs, and increased personnel and pension obligation costs.

Brazil

Brazil segment operating revenues for the first six months of 2013 decreased by 7.7% the first six months of 2012. Adjusted segment operating revenues increased by 5.5% due to increases in mobile data and Pay TV revenues. Mobile data revenues for the first six months of 2013 increased by 15.8% and fixed data revenues for the first six months of 2013 increased by 9.1%, in each case compared to the first six months of 2012. The increase in mobile data revenues primarily reflects greater use of value-added services, such as SMS messaging, downloading and web browsing on handsets, tablets and notebooks, while the increase in fixed data revenues primarily reflects growth in home internet and corporate networks. Pay TV revenues for the first six months of 2013 increased by nearly 21.7% over the first six months of 2012, as a result of subscriber growth driven by new commercial packages, such as triple-play packages offered by our subsidiaries Embratel and Net Serviços. Wireless and fixed voice revenues for the first six months of 2013 decreased by 5.9% and 4.4%, respectively.

MOUs for the first six months of 2013 increased by 13.7% over the first six months of 2012. The increase in MOUs for the first six months of 2013 reflects increased traffic, principally due to the introduction of unlimited postpaid voice plans and prepaid airtime promotions. ARPU for the first six months of 2013 decreased by 20.4% from the first six months of 2012. This decrease reflected a reduction in interconnection and long-distance rates, due to the caps imposed by the Brazilian Agency of Telecommunications (Agência Nacional de Telecomunicações) and aggressive promotions and discounts, such as unlimited postpaid voice plans that included long-distance calls at reduced monthly rates.

Brazil segment operating income for the first six months of 2013 decreased by 10.3% from the first six months of 2012. Adjusted segment operating income decreased by 15.6%. Segment operating margin was 6.8% for the first six months of 2013 and 7.0% for the first six months of 2012. Adjusted segment operating margin was 5.4% for the first six months of 2013 and 6.7% for the first six months of 2012. This decrease in segment operating income and operating margin was due principally to subscriber acquisition costs, costs of acquiring content and programming, especially for our mobile data and Pay TV services, and royalty payments under our concessions and licenses. Additionally, depreciation and amortization during the first six months of 2013 increased by 5.1% over the first six months of 2012, as a result of recent capital expenditures.

Colombia

Colombia segment operating revenues for the first six months of 2013 increased by 0.6% over the first six months of 2012. Adjusted segment operating revenues increased by 8.2%. Fixed and mobile data revenues for the first six months of 2013 increased by 18.5% and 29.4%, respectively, over the first six months of 2012, as a result of new promotional packages focused on SMS texting, downloading and web browsing on handsets, tablets and notebooks. Fixed voice revenues increased by 22.8%, while mobile voice revenues decreased by 2.1% for the first six months of 2013, in each case from the first six months of 2012. Pay TV revenues for the first six months of 2013 increased by 9.1% over the first six months of 2012.

MOUs for the first six months of 2013 decreased by 3.6% from the first six months of 2012, principally due to increased rates resulting from special asymmetric access charges imposed by the Communications Regulation Commission (Comisión de Regulación de Comunicaciones). ARPU for the first six months of 2013 decreased by 0.2% over the first six months of 2012.

Colombia segment operating income for the first six months of 2013 decreased by 7.3% from the first six months of 2012. Adjusted segment operating income increased by 5.5%. Segment operating margin was 30.3% for the first six months of 2013 and 32.9% for the first six months of 2012. Adjusted segment operating margin was 33.2% for the first six months of 2013 and 34.0% for the first six months of 2012. Segment operating income and operating margin in the first six months of 2012 were affected by subscriber acquisition costs, higher marketing costs and indirect taxes.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Southern Cone segment operating revenues for the first six months of 2013 decreased by 1.0% over the first six months of 2012. Adjusted segment operating revenues decreased by 0.8%. This decrease was driven primarily by lower use of our data services.

MOUs for the first six months of 2013 decreased by 1.3% from the first six months of 2012, primarily due to a reduction in the consumption of prepaid airtime in Argentina. ARPU for the first six months of 2013 decreased by 10.6% in Argentina, Paraguay and Uruguay and decreased by 3.8% in Chile, in each case compared to the first six months of 2012. ARPU was negatively affected by our aggressive promotions and discounts, which offer packages with more airtime at lower rates.

Southern Cone segment operating income for the first six months of 2013 decreased by 32.7% from the first six months of 2012. Adjusted segment operating income decreased by 32.2%. Segment operating margin was 10.8% for the first six months of 2013 and 15.9% for the first six months of 2012. Adjusted segment operating margin was 11.6% for the first six months of 2013 and 16.9% for the first six months of 2012. Results of operations in all countries in the segment reflected higher revenues from data services and growth in our postpaid subscribers, while decreasing operating margin principally reflected higher costs of supplies, employees and energy in Argentina.

Andean Region—Ecuador and Peru

Andean Region segment operating revenues for the first six months of 2013 increased by 6.1% over the first six months of 2012. Adjusted segment operating revenues increased by 6.9%. This increase in operating revenues primarily reflected higher growth across our services, with mobile data and Pay TV displaying the best performance.

MOUs for the first six months of 2013 decreased by 0.7% from the first six months of 2012, principally reflecting a reduction in the consumption of prepaid and postpaid airtime due, in part, to customers using data services to make calls. ARPU for the first six months of 2013 decreased by 3.8% in Ecuador and remained the same in Peru, in each case compared to the first six months of 2012.

Andean Region segment operating income for the first six months of 2013 decreased by 3.7% over the first six months of 2012. Adjusted segment operating income increased by 1.0%. Segment operating margin was 28.5% for the first six months of 2013 and 31.4% for the first six months of 2012. Adjusted segment operating margin was 31.6% for the first six months of 2013 and 33.5% for the first six months of 2012.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

Central America segment operating revenues for the first six months of 2013 increased by 2.6% over the first six months of 2012. Adjusted segment operating revenues increased by 8.4%. This increase was driven primarily by increases in mobile data, fixed data and Pay TV services, principally in Costa Rica, and by the consolidation of our operations in Honduras, offset by decreases in fixed voice revenues.

MOUs for the first six months of 2013 increased by 0.6% over the first six months of 2012, primarily due to new commercial plans for voice services. ARPU for the first six months of 2013 decreased by 8.5% from the first six months of 2012.

Central America segment operating loss for the first six months of 2013 decreased by 70.8% from the first six months of 2012. Operating margin for the first six months of 2013 was (5.0)% compared to (17.4)% for the first six months of 2012. Adjusted segment operating margin was (4.9)% for the first six months of 2013 and (16.3)% for the first six months of 2012. This decrease in operating loss reflected the consolidation of our operations in Costa Rica and Honduras, which resulted in higher growth in revenue than in costs.

United States

United States segment operating revenues for the first six months of 2013 increased by 31.2% over the first six months of 2012. Adjusted segment operating revenues increased by 38.6%. This increase reflected commercial plans and promotional packages, such as Straight Talk and Telcel America that contributed to increases in subscriber growth and use.

MOUs for the first six months of 2013 increased by 29.5% over the first six months of 2012. ARPU for the first six months of 2013 increased by 11.2% over the first six months of 2012. The increase in MOUs and ARPU was primarily due to our commercial plans and promotional packages, which offer unlimited voice and data use for a fixed monthly rate.

United States segment operating income for the first six months of 2013 decreased by 110.1% from the first six months of 2012. Adjusted segment operating income decreased by 22.2%. Segment operating loss was (0.4)% for the first six months of 2013 and 4.9% for the first six months of 2012. Adjusted segment operating margin was 6.8% for the first six months of 2013 and 12.2% for the first six months of 2012. This decrease in operating income and margin primarily reflected increases in our costs, airtime and data purchases and subscriber acquisition costs.

Caribbean—Dominican Republic and Puerto Rico

Caribbean segment operating revenues for the first six months of 2013 decreased by 10.2% from the first six months of 2012. Adjusted segment operating revenues decreased by 5.2%. This decrease in operating revenues was driven primarily by lower fixed voice revenues, partially offset by increases in mobile data and Pay TV revenues, in each case as a result of more aggressive pricing practices.

MOUs for the first six months of 2013 decreased by 6.9% from the first six months of 2012, primarily due to decreased traffic in Puerto Rico. On a U.S. dollar basis, ARPU for the first six months of 2013 decreased by 7.6% compared to the first six months of 2012, primarily as a result of decreased use of our prepaid services.

Caribbean segment operating income for the first six months of 2013 increased by 46.0% over the first six months of 2012. Segment operating margin was 16.6% the first six months of 2013 and 10.2% for the first six months of 2012. The increase in segment operating income and operating margin for the first six months of 2013 reflected lower personnel costs in Puerto Rico, particularly in response to the restructuring of certain retirement plans.

Liquidity and Capital Resources

As of June 30, 2013, we had net debt (total debt minus cash and cash equivalents) of Ps.426.9 billion, compared to Ps.372.2 billion as of December 31, 2012. As of June 30, 2013, cash and cash equivalents amounted to Ps.31.6 billion, compared to Ps.45.5 billion as of December 31, 2012.

Our total indebtedness as of June 30, 2013 was Ps.458.5 billion, of which Ps.57.4 billion was short-term debt (including the current portion of long-term debt). Without considering the effect of hedging instruments used to manage our interest rate and foreign exchange exposures, approximately Ps.207.5 billion, or 45.2%, of our total indebtedness as of June 30, 2013 was denominated in U.S. dollars. Approximately Ps.48.1 billion, or 10.5%, of our total indebtedness at that date, bore interest at variable rates, while approximately Ps.410.4 billion, or 89.5%, bore interest at fixed rates.

The maturities of our long-term debt as of June 30, 2013 were as follows:

Years	Amount
(in millions of Mexican pesos)
2014	Ps.10,946
2015	38,505
2016	42,884
2017	31,762
2018	12,444
2019 and thereafter	264,525

Total	Ps.401,066

Additional indebtedness incurred since June 30, 2013 consists of bank loans totaling approximately Ps.11 billion, 3.259% Senior Notes due 2023 in an aggregate principal amount of €750 million and 4.948% Senior Notes due 2033 in an aggregate principal amount of £300 million.

On August 20, 2013, we entered into a credit facility providing for up to €7.2 billion for the purpose of funding the Offer Price in the Proposed KPN Offer and related fees and expenses. The maximum amount available under the credit facility will be reduced by the net cash proceeds of certain specified categories of transactions, including certain asset sales, debt financing and equity financing. We intend to continue exploring other available financing options, and we may seek additional financing if it is available on satisfactory terms.

We regularly assess our interest rate and foreign exchange exposures, and we often manage those exposures by using derivative financial instruments. As of June 30, 2013, the net fair value of our derivatives and other financial items was a net asset of Ps.5.5 billion.

During the first six months of 2013, we used approximately Ps.49.2 billion to fund capital expenditures, including for new 4G or LTE technology, network deployment and network capacity. We have also continued to repurchase shares of our capital stock under our share repurchase program: during the first six months of 2013, we repurchased approximately 3.6 billion Series L shares and 310.7 thousand Series A shares for an aggregate purchase price of Ps.46.9 billion.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges(1) for the six months ended June 30, 2013 and 2012, in accordance with IFRS.

Six months ended June 30, 2013	Six months ended June 30, 2012
5.0	6.1

(1)	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income (losses) of affiliates, during the periods.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo

Title:	Chief Financial Officer